Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months Ended September 30,	Years ended March 31,
	2012	2012	2011	2010	2009
Earnings (loss) from operations before income tax provision (benefit)	$79,511	$303,083	$365,197	$329,656	$(3,188,197)
Fixed Charges:
Interest Expense	31,376	86,236	89,598	124,573	177,588
Interest on uncertain tax positions included in earnings (loss) from operations before income tax provision (benefit)[1]	1,969	1,348	2,559	1,700	5,217
Portion of rental expenses representative of interest factor[2]	20,996	41,992	42,074	43,066	37,487
Earnings (loss) available for fixed charges	$133,852	$432,659	$499,428	$498,995	$(2,967,905)
Fixed Charges:
Interest Expense	$33,345	$87,584	$92,157	$126,273	$182,805
Interest expense included in interest expense not related to third party indebtedness[1]	(1,969)	(1,348)	(2,559)	(1,700)	(5,217)
Portion of rental expense representative of interest factor[2]	20,996	41,992	42,074	43,066	37,487
Total Fixed Charges	$52,372	$128,228	$131,672	$167,639	$215,075
Consolidated ratio of earnings (loss) to fixed charges	2.6	3.4	3.8	3.0	(13.8)

1)	The portion of interest related to uncertain tax positions is excluded from the calculation.

2)	The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Market Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.